Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Aurinia Pharmaceuticals Inc. (the "Company") #1203-4464 Markham Street Victoria, BC A1 V8Z 7X8

Item 2	Date of Material Change

June 15, 2016

Item 3	News Release

A news release was issued and disseminated by the Company through Business Wire on June 15, 2016.

Item 4	Summary of Material Change

The Company announced, subject to regulatory approval, a US$7,080,000 private placement (the "Offering").

Item 5	Full Description of Material Change

On June 15, 2016, the Company announced the Offering. The Company intends to use the net proceeds from the Offering for general corporate purposes, including financing research and development, clinical expenses, and corporate costs.

Under the terms of the Offering, the Company will issue 3,000,000 units (the "Units") at a subscription price per Unit of US$2.36, each Unit consisting of one common share (“Common Share”) and 0.35 of one common share purchase warrant (each full warrant, a “Warrant”), with each Warrant exercisable for a period of 24 months from the date of closing of the Offering at an exercise price of US$2.77.

Canaccord Genuity Inc. acted as placement agent for the Offering.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact:

Mr. Michael R. Martin, Chief Operating Officer
250-415-9713
mmartin@auriniapharma.com

Item 9	Date of Report

June 23, 2016